UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149, 333-278155 and 333-285963).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended March 31,
	NOTE	2025	2024
Revenue	19	40,635	29,215
Cost of sales		(2,246)	(2,233)
Gross profit		38,389	26,982
Sales and marketing expenses	20	(15,163)	(9,612)
Technology expenses	20	(5,193)	(3,215)
General and administrative expenses	20	(7,675)	(6,304)
Movements in credit losses allowance and write-offs	4	(329)	40
Operating profit		10,029	7,891
Finance income	21	3,894	944
Finance expenses	21	(2,974)	(454)
Income before tax		10,949	8,381
Income tax credit (charge)	23	287	(1,082)
Net income for the period attributable to the shareholders		11,236	7,299
Other comprehensive income (loss)
Exchange differences on translating foreign currencies		1,409	(2,594)
Total comprehensive income for the period attributable to the shareholders		12,645	4,705
Net income per share attributable to shareholders, basic	22	0.32	0.20
Net income per share attributable to shareholders, diluted	22	0.31	0.19
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	MARCH 31, 2025	DECEMBER 31, 2024
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	6	2,063	1,833
Right-of-use assets	7	4,421	4,632
Intangible assets	8	248,143	130,811
Deferred tax asset	18	5,812	6,418
Total non-current assets		260,439	143,694
Current assets
Trade and other receivables	9	23,969	21,160
Cash and cash equivalents	10	21,498	13,729
Total current assets		45,467	34,889
Total assets		305,906	178,583
EQUITY AND LIABILITIES
Equity
Share capital	11	—	—
Capital reserve	12	89,160	78,037
Treasury shares	11	(29,998)	(29,998)
Share-based compensation reserve	13	11,106	10,624
Foreign exchange translation deficit		(9,403)	(10,812)
Retained earnings		86,573	75,337
Total equity		147,438	123,188
Non-current liabilities
Lease liability	7	3,609	3,819
Deferred consideration	17	1,741	—
Deferred tax liability	18	7,876	2,258
Contingent consideration	5	24,217	—
Borrowings	15	78,114	19,582
Total non-current liabilities		115,557	25,659
Current liabilities
Trade and other payables	17	7,640	10,205
Deferred income	19	5,366	2,616
Deferred consideration	16	11,176	11,277
Borrowings and accrued interest	15	10,402	3,349
Lease liability	7	1,278	1,213
Income tax payable	23	7,049	1,076
Total current liabilities		42,911	29,736
Total liabilities		158,468	55,395
Total equity and liabilities		305,906	178,583
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2025		—	78,037	(29,998)	10,624	(10,812)	75,337	123,188
Issue of ordinary shares, net of issuance costs	12, 13	—	10,808	—	(837)	—	—	9,971
Share-based payment expense	13, 14	—	—	—	1,430	—	—	1,430
Exercise of options	12, 13, 14	—	302	—	(98)	—	—	204
Share options expired	12,13	—	13	—	(13)	—	—	—
		—	11,123	—	482	—	—	11,605
Comprehensive income
Net income		—	—	—	—	—	11,236	11,236
Exchange differences on translating foreign currencies		—	—	—	—	1,409	—	1,409
Total comprehensive income		—	—	—	—	1,409	11,236	12,645
Balance at March 31, 2025		—	89,160	(29,998)	11,106	(9,403)	86,573	147,438

Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Share-based payment expense	13, 14	—	—	—	837	—	—	837
Treasury shares acquired	11	—	—	(3,000)	—	—	—	(3,000)
Exercise of options	12, 13, 14	—	173	—	(67)	—	—	106
		—	173	(3,000)	770	—	—	(2,057)
Comprehensive income
Net income		—	—	—	—	—	7,299	7,299
Exchange differences on translating foreign currencies		—	—	—	—	(2,594)	—	(2,594)
Total comprehensive income (loss)		—	—	—	—	(2,594)	7,299	4,705
Balance at March 31, 2024		—	74,339	(6,107)	8,184	(6,801)	51,957	121,572
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Three Months Ended March 31,
	NOTE	2025	2024
Cash flow from operating activities
Income before tax		10,949	8,381
Finance income, net	21	(920)	(490)
Income tax (paid) reimbursed	23	(753)	214
Adjustments for non-cash items:
Depreciation and amortization	20	3,776	624
Movements in credit loss allowance and write-offs	4	329	(40)
Share-based payment expense	14	1,409	837
Cash flows from operating activities before changes in working capital		14,790	9,526
Changes in working capital
Trade and other receivables		(2,207)	2,240
Trade and other payables		(1,168)	(2,960)
Cash flows generated by operating activities		11,415	8,806
Cash flows from investing activities
Acquisition of property and equipment	6	(311)	(72)
Capitalization of internally developed intangibles	8	(827)	(541)
Acquisition of subsidiaries, net of cash acquired	5	(66,955)	—
Interest received from bank deposits	21	36	74
Payment of deferred consideration in relation to business combinations	2	(300)	(4,450)
Cash flows used in investing activities		(68,357)	(4,989)
Cash flows from financing activities
Exercise of options	12	588	106
Treasury shares acquired	11	—	(3,084)
Proceeds from borrowings	15	94,500	—
Transaction costs related to borrowings	15	(5,656)	—
Repayment of borrowings	15	(23,381)	—
Interest payment attributable to third party borrowings	15	(1,730)	—
Interest payment attributable to deferred consideration settled	3	—	(550)
Principal paid on lease liability	7	(213)	(100)
Interest paid on lease liability	7	(74)	(34)
Cash flows generated from (used in) financing activities		64,034	(3,662)
Net movement in cash and cash equivalents		7,092	155
Cash and cash equivalents at the beginning of the period		13,729	25,429
Net foreign exchange differences on cash and cash equivalents		677	(266)
Cash and cash equivalents at the end of the period	10	21,498	25,318

Supplemental non-cash
Issue of ordinary shares for acquisitions	12	9,971	—
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX.

Gambling.com Group Limited is a fast-growing provider of marketing and sports data services for the global online gambling industry. The Group helps online gambling operators, including for online casino and sports betting, reach high intent audiences and acquire new customers in 19 national markets across more than ten languages through a platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com. Through its sports data platform and under the OddsJam, OpticOdds and RotoWire brands, the Group assist consumers and powers enterprises to succeed in sports betting and fantasy sports.

The Company has a workforce of more than 600 employees and operates globally primarily from offices in Ireland and the United States.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2024 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the United States Securities and Exchange Commission on March 20, 2025 (“2024 audited consolidated financial statements”).

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2024 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of March 31, 2025, its results of operations for the three months ended March 31, 2025 and 2024, and changes in equity and its cash flows for the three months ended March 31, 2025 and 2024. The results of operations for the three months ended March 31, 2025 are not necessarily indicative of the results that may be expected for the year ended December 31, 2025.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for contingent consideration which is measured at fair value and included in Level 3 of the fair value hierarchy and main inputs are disclosed in Note 5.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2025

The Group has analyzed the following amendment to an existing standard that is mandatory for the Group’s accounting period beginning on January 1, 2025, and determined it had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability Statements

Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2025, and therefore have not been adopted within these interim condensed consolidated financial statements. The Group is still in the process of assessing the impact of IFRS 18. The rest of the amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2025:
▪Contracts referencing nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7 (effective as from January 1, 2026)
▪Annual improvements volume 11 (effective as from January 1, 2026)
▪Amendments to the Classification and Measurement of Financial Instruments (effective as from January 1, 2026)
▪IFRS 18 Presentation and Disclosure in Financial Statements (effective as from January 1, 2027)
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective as from January 1, 2027)
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2024 audited consolidated financial statements. Estimates and judgements used in deferred tax accounting are disclosed in Note 18.

ACCOUNTING FOR ASSETS ACQUISITIONS

As amended, IFRS 3 defines a business as an integrated set of activities and assets, which must include at a minimum an input and a substantive process that together significantly contribute to the ability to create output. Entities are also allowed to perform an optional concentration test. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the acquired integrated set does not constitute a business.

During the year ended December 31, 2024, the Group made separate acquisitions of intellectual property consisting of domain names and related assets.

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company guaranteed certain payment obligations in connection with the acquisition of the Freebets.com Assets. Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. The Company concluded the acquired assets did not meet the definition of a business, and, therefore, the acquisition was accounted for as an asset acquisition. The consideration has been allocated on a fair value basis to domain names, customer contracts and content assets.

Amounts committed on the acquisition of the Freebets.com Assets consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration, respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. As of December 31, 2024, the contingent consideration relating to the acquisition of the Freebets.com Assets acquired became fixed because the performance period elapsed. As a result, the liability was presented as deferred consideration (See Note 16).

ACCOUNTING FOR BUSINESS COMBINATIONS

The Company is required to allocate the acquisition of cost of entities and activities through business combinations on the basis of the fair value of the acquired assets and assumed liabilities. The Company uses external valuations to determine the fair value. The valuations include management estimates and assumptions as to future cash flow projections from the acquired business and selection of models to compute the fair value of the acquired components and their depreciation period. Estimates made by management influence the amounts of the acquired assets and assumed liabilities and the depreciation and amortization of acquired assets in profit or loss (See Note 5).

ROTOWIRE DEFERRED CONSIDERATION PAYMENT

In March 2025 and January 2024, the Group made cash payments of deferred consideration in connection with the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of RotoWire.com (“RotoWire”), totaling an aggregate of $0 and $5,000, respectively. The payments are partially included in investing activities and in financing activities within the statement of cash flows. In 2025, $300 related to the original estimate of the fair value of deferred consideration is reported within investing activities in the cash flow statement. In 2024, payment related to original estimate of the fair value of deferred consideration of $4,450 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $550 is reported within financing cash flows.

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Company’s Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of March 31, 2025 and December 31, 2024, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of March 31,	As of December 31,
	2025	2024
Ireland	140,154	108,794
United States	113,246	27,232
Other	1,227	1,250
	254,627	137,276

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Three Months Ended March 31,	(EUR per USD)
2025	0.92	0.95	0.96	0.92	0.98
2024	0.93	0.92	0.91	0.91	0.93

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT

The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.

(A) Market Risk
(I) Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), U.S. dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group has not historically entered into any derivative financial instruments to manage its exposure to foreign currency risk. See Note 25 for a discussion of the cross-currency swap agreement entered as of April 1, 2025.
As of March 31, 2025 and 2024, the Group’s exposure to foreign exchange risks was primarily through cash, borrowings and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net (liabilities) assets of $(90,252) and $14,498 and GBP-denominated net assets of $5,230 and $1,935 as of March 31, 2025 and 2024, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $9,116 and $621, respectively, to the Group’s net profit for the three months ended March 31, 2025 (2024: $1,491 and $194). Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

(II) Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of March 31, 2025 arises from borrowings at variable rates (Note 15). The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from operations.

(B) Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of March 31, 2025	As of December 31, 2024
Trade and other receivables (excluding prepayments )	21,231	19,429
Cash and cash equivalents	21,498	13,729
	42,729	33,158
For the three months ended March 31, 2025 and 2024, no single customer generated at least 10% of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of March 31, 2025	As of December 31, 2024
1-30 days past due	5,163	3,985
31-60 days past due	1,277	1,610
61-90 days past due	330	751
More than 90 days past due	384	737
	7,154	7,083
The Company recognized a specific provision of $734 on trade receivables as of March 31, 2025 (December 31, 2024: $568 and March 31, 2024: $454).
The activity in the credit loss allowance was as follows:

	Three Months Ended March 31,
	2025	2024
Balance at the beginning of the period	1,664	1,757
Movements in credit loss allowance	264	(40)
Write offs	(46)	—
Translation effect	89	(34)
Balance at the end of the period	1,971	1,683

The increase in trade and other receivables and in the credit loss allowance during the three months ended March 31, 2025 and March 31, 2024 was a result of the overall business revenue growth.

For the three months ended March 31, 2025, the Company wrote off receivables from customers with a total value of $65; the balances were not previously specifically provided.

The Group actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the

ECL provision. Management does not believe that the Group was exposed to significant credit risk as at the end of the current reporting period.

As cash and cash equivalents are held with major financial institutions, any credit risk is deemed to be immaterial.
(C) Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of borrowings due to the third parties (Note 15), amounts committed on acquisitions of assets (Note 16), amounts committed on business combinations (Note 5) and trade and other payables (Note 17). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due in less than 1 year equal their carrying values (except for deferred consideration, borrowings and interest and contingent consideration) as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of March 31, 2025
Deferred consideration	11,176	1,741	—	12,917
Contingent consideration	—	17,259	8,895	26,154
Borrowings and interest(1)	17,772	16,939	76,491	111,202
Trade and other payables	4,533	—	—	4,533
Lease liability	1,278	1,167	3,318	5,763
Total	34,759	37,106	88,704	160,569

As of December 31, 2024
Deferred consideration	11,487	—	—	11,487
Borrowings and interest(1)	5,165	4,804	16,612	26,581
Lease liability	1,213	1,188	3,571	5,972
Trade and other payables	5,028	—	—	5,028
Total	22,893	5,992	20,183	49,068
(1) The amounts above include contractual interest obligations for floating rate borrowings as at the end of each period based on the amortization schedule for such borrowings and the interest rate for the period.

5. BUSINESS COMBINATIONS

Acquisition of Odds Holdings

On January 1, 2025, the Company completed its acquisition (the “OddsJam Acquisition”) 100% shares of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to an Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary. In connection with the OddsJam Acquisition, Odds Holdings changed its name to GDC Odds Holdings, Inc., and following the closing operates as a wholly owned subsidiary of GDC America, Inc.

The principal reason for this acquisition was to accelerate the U.S expansion.

OH Shareholders received initial merger consideration of (i) $64,774 in cash (net of escrow amounts and adjustments for working capital and indebtedness, among other things) and (ii) 708,178 ordinary shares. The shareholders of Odds Holdings may benefit from an additional payment of up to a maximum of $60,000 payable based on Odds Holdings’ growth in contribution in fiscal 2025, and a further potential additional payment of up to $80,000 less the 2025 performance amount payable based on Odds Holdings’ achieving a growth target in fiscal 2026. If the 2025 performance amount is less than $40,000 then it is to be paid in full by April 1, 2026. If the 2025 performance amount exceeds $40,000 then $40,000 is to be paid by April 1, 2026 and the remainder is to be paid by April 1, 2027. The 2026 performance amount shall be paid in full by April 1, 2027. The Company has the option to pay up to 50% of each of the additional payments in ordinary shares.

During the three months ended March 31, 2025, the Group incurred acquisition-related costs of $325 on legal and consulting fees, which were included in general and administrative expenses. During the year ended December 31, 2024, $1,942 was expensed.

In connection with the OddsJam Acquisition, certain acquired assets and liabilities were transferred to other Group subsidiaries. Since the acquisition date, revenue associated with the acquisition amounted to $8,587. The Company cannot break out expenses incurred since the acquisition date.

Under the preliminary purchase price accounting, the Company recognized goodwill of $57,220 which is calculated as the excess of both the consideration paid and liabilities assumed as compared to the fair value of the identifiable assets acquired and represents synergy from combining Gambling.com and OddsJam operations. Goodwill is not expected to be deductible for tax purposes. The fair value of the ordinary shares issued as part of the OddsJam Acquisition reflected the share price as of date of transaction. The values assigned to the assets acquired and liabilities assumed are based on their estimates of fair value available as of January 1, 2025 as calculated by a third-party valuation firm. The Company expects to complete the final purchase price allocation prior to December 31, 2025.

The fair value of the contingent consideration utilized the following assumptions as part of the option approach methodology: (i) probability of obtaining the financial conditions ranging from 29% - 51%, (ii) discount rates ranging from 7.58 - 7.72%, (iii) volatility of 62.2% as applied to forecasted performance conditions. At the end of each reporting period, the Company will remeasure the fair value of the OddsJam Acquisition contingent consideration. As of March 31, 2025, no remeasurement of the contingent consideration has been performed because the fair value of the contingent consideration as of the date of acquisition has been recently assessed. No significant changes in facts and circumstances have occurred between the date of acquisition and March 31, 2025.

During the three months ended March 31, 2025, unwinding costs of contingent consideration payable for the OddsJam Acquisition amounted to $436. The Group expects to incur fair value movements and unwinding costs related to the contingent consideration until March 31, 2027.

The table below outlines the preliminary allocation of the purchase price for the acquired identifiable assets and liabilities of OddsJam resulting in goodwill:

Purchase price consideration:
Cash paid	64,774
Common shares issued, at fair value	9,971
Contingent and deferred consideration, at fair value	25,480
Total acquisition consideration	100,225
Assets acquired:
Cash and cash equivalents	1,141
Accounts receivable	790
Prepaid expenses	86
Domain names and related websites	8,237
Customer base	26,159
Acquired technology and Software	23,956
Deferred tax	1,672
Other current assets	1,877
Total assets acquired	63,918
Liabilities assumed:
Accounts payable and accrued expenses	(743)
Deferred income	(1,502)
Income tax	(1,861)
Deferred tax	(14,875)
Contingent consideration	(146)
Other current liabilities	(1,786)
Total liabilities assumed	(20,913)
Total net assets	43,005
Goodwill	57,220
Total acquisition consideration	100,225

6. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2025	1,319	514	1,833
Additions	227	84	311
Depreciation charge	(102)	(24)	(126)
Translation differences	34	11	45
As of March 31, 2025	1,478	585	2,063
Cost	2,499	809	3,308
Accumulated depreciation	(1,021)	(224)	(1,245)
Net book amount as of March 31, 2025	1,478	585	2,063

Net book amount as of January 1, 2024	802	106	908
Additions	72	—	72
Depreciation charge	(64)	(6)	(70)
Translation differences	(10)	(2)	(12)
As of March 31, 2024	800	98	898
Cost	1,481	229	1,710
Accumulated depreciation	(681)	(131)	(812)
Net book amount as of March 31, 2024	800	98	898
For the three months ended March 31, 2025 and 2024, cash paid for the acquisition of property and equipment was $311 and $72, respectively.

The following is the reconciliation of depreciation expense:

	Three Months Ended March 31,
	2025	2024
Depreciation expensed to general and administrative expenses (Note 20)	126	70

7. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2025	4,632	5,032
Amortization of right-of-use assets	(271)	—
Interest expense	—	74
Payments	—	(287)
Translation differences	60	68
As of March 31, 2025	4,421	4,887
As of January 1, 2024	1,460	1,723
Amortization of right-of-use assets	(99)	—
Interest expense	—	34
Payments	—	(134)
Translation differences	(15)	(21)
As of March 31, 2024	1,346	1,602

As of March 31, 2025, amounts due less than one year of $1,278 were included within lease liabilities in the table above (December 31, 2024: $1,213).

Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (those with an expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended March 31,
	2025	2024
Short-term leases (Note 20)	39	154
Future lease commitments

In April 2025, a subsidiary of the Group signed a long-term lease agreement for an office property in New York, New York. The lease is expected to commence in July 2025 and has a minimum non-cancelable duration of three years, with an option to renew for an additional two or three years. The lease will result in finance cash out flow of $458 over the non-cancelable lease term.

8. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	ACQUIRED TECHNOLOGY AND SOFTWARE	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2025	108,486	414	10,800	6,573	—	4,538	130,811
Additions	—	—	—	—	—	845	845
Business combinations (Note 5)	8,237	23,956	57,220	26,159	—	—	115,572
Amortization charge	(211)	(823)	—	(1,977)	—	(368)	(3,379)
Translation differences	4,033	19	(17)	65	—	194	4,294
Net book amount as of March 31, 2025	120,545	23,566	68,003	30,820	—	5,209	248,143
Cost	127,641	24,418	68,003	38,363	3,812	8,300	270,537
Accumulated amortization	(7,096)	(852)	—	(7,543)	(3,812)	(3,091)	(22,394)
Net book amount as of March 31, 2025	120,545	23,566	68,003	30,820	—	5,209	248,143

Net book amount as of January 1, 2024	78,071	—	10,800	4,964	—	4,165	98,000
Additions	—	—	—	—	—	541	541
Amortization charge	(18)	—	—	(155)	—	(282)	(455)
Translation differences	(1,502)	—	—	(5)	—	(95)	(1,602)
Net book amount as of March 31, 2024	76,551	—	10,800	4,804	—	4,329	96,484
Cost	83,366	—	10,800	7,540	3,540	6,036	111,282
Accumulated amortization	(6,815)	—	—	(2,736)	(3,540)	(1,707)	(14,798)
Net book amount as of March 31, 2024	76,551	—	10,800	4,804	—	4,329	96,484

Additions during the three months ended March 31, 2025 include the assets from the OddsJam Acquisition. The acquired intangible assets are categorized among domain names and related websites, customer contracts and customer bases, goodwill and acquired technology (additional information regarding the acquisition of intangible assets is disclosed in Note 5).
As of March 31, 2025 and December 31, 2024, domain names, mobile apps and related websites balance included fully amortized mobile apps with book value of $6,950 and $6,470, respectively.

For the three months ended March 31, 2025 and 2024, cash paid for intangible assets other than those acquired in business combinations and capitalized software developments was $827 and $541, respectively.

The following table distinguishes finite and indefinite intangible assets as of March 31, 2025 and December 31, 2024:

	As of March 31, 2025	As of December 31, 2024
Net book value of assets with finite useful lives
Customer contracts	30,820	6,573
Acquired technology and Software	23,566	414
Domain names and related websites	7,998	—
Internally developed intangibles	5,209	4,538
Total net book value of assets with finite useful lives	67,593	11,525
Net book value of assets with indefinite useful lives
Domain names and related websites	112,547	108,486
Goodwill	68,003	10,800
Total net book value of assets with indefinite useful lives	180,550	119,286
Total net book value of intangible assets excluding Goodwill	248,143	130,811

9. TRADE AND OTHER RECEIVABLES

	As of March 31, 2025	As of December 31, 2024
Current
Trade receivables, net	18,368	17,935
Accrued revenue	330	252
Other receivables	2,122	1,278
Deposits	411	163
Prepayments	2,738	1,532
	23,969	21,160

	As of March 31, 2025	As of December 31, 2024
Trade receivables, gross	20,339	19,599
Credit loss allowance	(1,971)	(1,664)
Trade receivables, net	18,368	17,935
Trade receivables are unsecured and subject to settlement of up to 45 days. Details on movements in the allowance are disclosed within Note 4.

10. CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of March 31, 2025	As of December 31, 2024
Cash at bank	21,498	13,729
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

11. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines common share activity for each period presented.

SHARES
Issued and fully paid ordinary shares
As of January 1, 2025	34,762,899
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Note 13)	95,220
Issue of ordinary shares in exchange of share options exercised (Note 14)	36,857
Issue of ordinary shares as a payment of consideration for OddsJam Acquisition (Note 5)	708,178
As of March 31, 2025	35,603,154

As of January 1, 2024	37,222,549
Issue of ordinary shares in exchange of share options exercised (Note 14)	30,000
Treasury shares acquired	(329,490)
As of March 31, 2024	36,923,059

Share repurchase program
In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10,000 of the Company ordinary shares, for a total of $40,000 since inception. As of March 31, 2025, $10,000 was available under the repurchase program.

During the three months ended March 31, 2025, the Company did not repurchase any shares. As of March 31, 2025, the Company has repurchased an aggregate of 3,288,665 shares with an average price of $9.12 for a total consideration of $29,998 since the commencement of the repurchase program.

During the three months ended March 31, 2024, the Company repurchased 329,490 shares with an average price of $9.10 for a total consideration of $3,000. As of March 31, 2024, a balance of $102 was outstanding for share purchases consummated during the quarter then ended. That balance was settled in April 2024. Cash used to repurchase shares during the three months ended March 31, 2024 included $187 for shares purchased in December 2023.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents, the cash flow it generates from operations and borrowings to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.

12. CAPITAL RESERVE

	Three Months Ended March 31,
	2025	2024
Opening carrying amount	78,037	74,166
Share options and warrants exercised (Notes 11, 13)	302	173
Issue of ordinary shares as a payment of consideration for OddsJam acquisition (Note 5)	9,971	—
Issue of ordinary shares to satisfy employee entitlements arising from the vesting of Restricted Share Units (Note 13)	837	—
Share options expired (Notes 13, 14)	13	—
Closing carrying amount	89,160	74,339

13. SHARE-BASED COMPENSATION RESERVE

As at March 31, 2025 and December 31, 2024, the Company had the following share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	March 31, 2025	December 31, 2024
Share options	1,126,561	1,165,918
RSUs	797,328	611,831
Total grants outstanding under 2020 Stock Incentive Plan	1,923,889	1,777,749
Founders Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	5,980,659	5,834,519

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As at January 1, 2025	5,834,519	10,624
Share options expense	—	432
Share options exercised	(36,857)	(98)
Share options expired	(2,500)	(13)
Restricted Share Units expense	—	422
Restricted Share Units Granted	284,244	590
Restricted Share Units Vested	(95,220)	(837)
Restricted Share Units forfeited	(3,527)	(14)
As of March 31, 2025	5,980,659	11,106

As at January 1, 2024	5,852,864	7,414
Restricted share units granted	397,512	455
Share options expense	—	639
Share options exercised (Note 14)	(30,000)	(67)
Share options forfeited	(190,417)	(249)
Restricted share units forfeited	(6,847)	(8)
As of March 31, 2024	6,023,112	8,184

14. SHARE-BASED PAYMENTS

On October 22, 2020, at an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan. Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors are eligible to be awarded share warrants, and receive share options, RSUs and other stock-based awards.

Share Options
Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient upon receipt of the option. The options carry neither the right to dividends nor voting rights. Options may be exercised at any time after the vesting date(s) up to the date of their expiration. The number of options granted, and the exercise price of the options is fixed by the board of directors or compensation committee of the board of directors of the Company.

Under the 2020 Stock Incentive Plan, awards may be granted for up to 4,345,244 shares as of March 31, 2025. The number of shares that may be awarded under the 2020 Stock Incentive Plan increases by an amount equal to 2% of the outstanding ordinary shares at the beginning of each year, or as otherwise determined by the Company’s board of directors. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, then the unused ordinary shares covered by such award shall again be available for the grant of awards under the 2020 Stock Incentive Plan.
In July 2021, and, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founders’ Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Each holder is required to hold any exercised shares for a period of three years (“holding period”) after the exercise date. As of March 31, 2025, the performance conditions were not met for any of the tranches.

The number of share options outstanding under the 2020 Stock Incentive Plan and the Founders’ Awards as of March 31, 2025 and 2024 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2025	5,222,688	8.32
Exercised	(36,857)	5.43
Expired	(2,500)	12.69
Awards outstanding as of March 31, 2025	5,183,331	8.34
Awards exercisable as of March 31, 2025	832,265	9.44

Awards outstanding as of January 1, 2024	5,852,864	8.25
Forfeited	(190,417)	13.23
Exercised	(30,000)	3.52
Awards outstanding as of March 31, 2024	5,632,447	8.11
Awards exercisable as of March 31, 2024	907,730	7.95

The weighted-average share price for share options and warrants exercised during the three months ended March 31, 2025 and 2024 was $14.79 and $9.26, respectively.

As of March 31, 2025 and 2024, the weighted average remaining contractual life for options outstanding was 5.85 years and 6.73 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share as of each of March 31, 2025 and 2024.

There were no options granted during the three months ended March 31, 2025 and 2024.

Restricted Share Units

During the three months ended March 31, 2025 and 2024, the Company’s board of directors approved the issuance of 284,244 and 397,512 RSUs to employees, respectively. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the three months ended March 31, 2025 and 2024, is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2025	611,831	9.42
Granted	284,244	14.49
Vested	(95,220)	9.26
Forfeited	(3,527)	10.73
Outstanding as of March 31, 2025	797,328	9.58

Outstanding as of January 1, 2024	—	—
Granted	397,512	9.26
Forfeited	(6,847)	9.26
Outstanding as of March 31, 2024	390,665	9.26

Share-based Payment Expense

	Three Months Ended March 31,
	2025	2024
Share options expense	432	390
RSU expense	977	447
Share-based payment expense	1,409	837

	As of March 31,
	2025	2024
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	711	1,627
Founders Awards	2,701	3,706
RSUs	6,332	3,233

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	1.08	1.82
Founders Awards	3.00	3.94
RSUs	1.89	3.78

Share-based Compensation Reserve
The share-based payment expense is included within the share-based compensation reserve (see Note 13).

15. BORROWINGS

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a $25,000 term loan and a $25,000 revolving credit facility was to mature on March 19, 2027.

On January 1, 2025, the Borrowers and the Company entered into an amended and restated credit agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75,000 and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following: (x) the credit facility increased from $100,000 to $165,000, consisting of a revolving credit facility of $90,000 (the “Revolving Credit Facility”) and a term loan of $75,000 (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10,000 to $50,000. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of March 31, 2025, the Company borrowed the full amount of the Term Loan of $75,000, and $19,500 under the Revolving Credit Facility. During the three months ended March 31, 2025, the Company repaid $23,381 and borrowed a further $75,000 under the Term Loan and $19,500 under the Revolving Credit Facility, such that $70,500 was available under the Revolving Credit Facility as of March 31, 2025.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount, and is repayable by February 28, 2028. Such installment payments will be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and its wholly owned subsidiaries, which are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum consolidated fixed charges ratio requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. As of March 31, 2025, the Company was in compliance with the debt covenants set forth in the Wells Fargo Amended and Restated Credit Agreement.

As of March 31,
2025
As at January 1, 2025	22,931
Proceeds from borrowings	94,500
Repayment of principal	(23,381)
Issuance costs related to borrowings	(5,656)
Interest expense on borrowings (Note 21)	2,004
Interest paid	(1,730)
Translation differences	(152)
As of March 31, 2025	88,516

16. AMOUNTS COMMITTED ON ASSETS’ ACQUISITION

As of March 31, 2025, deferred consideration committed on acquisitions consists of contractual obligations resulting from acquisitions of intangible assets from third parties (see Note 3).

As of March 31, 2025, the present value of the fixed consideration payable related to the acquisition of the Freebets.com Assets was $11,176, which was subsequently paid on April 1, 2025 (see Note 25). This includes consideration contingent upon revenue performance of the Freebets.com Assets from acquisition date through December 31, 2024. Such contingent consideration was capped at a maximum of $5,000. As of December 31, 2024, the contingent consideration was fixed at $3,652 based on the performance criteria. As a result, the liability is presented as deferred consideration as of March 31, 2025 and December 31, 2024.
As of December 31, 2024, deferred consideration of $300 related to the Group’s 2022 acquisition of Roto Sports.

17. TRADE AND OTHER PAYABLES

	As of March 31, 2025	As of December 31, 2024
Current
Trade payables(i)	1,707	2,396
Accruals (ii)	4,440	6,392
Indirect taxes	977	1,342
Other payables	516	75
	7,640	10,205
(i) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii) Included in accruals is $2,756 (2024: $2,632) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

18. DEFERRED TAX
Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. Deferred tax assets and liabilities are presented net on a consolidated basis within a tax jurisdiction when there is a legally enforceable right to fiscal consolidation. As at March 31, 2025 and December 31, 2024, deferred tax is presented on a gross basis in the consolidated statement of financial position as it is related to different tax jurisdictions and not eligible for offset.
The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of March 31, 2025	As of December 31, 2024
Deferred tax asset	5,812	6,418
Deferred tax liability	(7,876)	(2,258)
Deferred tax (liability) asset, net	(2,064)	4,160
The change in the deferred tax account was as follows:

As of March 31, 2025
Deferred tax, net at the beginning of the period	4,160
Business combination (Note 5)	(13,203)
Credited/(charged) to the consolidated statement of comprehensive income (Note 23)	6,753
Translation differences	226
Deferred tax, net at the end of the period	(2,064)

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of March 31, 2025	As of December 31, 2024
Intangible assets - deferred tax assets	4,153	4,615
Intangible assets - deferred tax liability	(15,210)	(3,212)
Trading losses and other allowances	8,993	2,757
Net deferred tax (liabilities) assets	(2,064)	4,160

At March 31, 2025, the Group had unutilized trading losses and other allowances of $54,611 out of which $2,145 were not recognized based on management’s performance projections for 2025 - 2030 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $8,993.

At March 31, 2025, the Group had net unutilized capital allowances of $33,562 related to intangible assets, of which all were recognized based on management’s performance projections for 2025 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,153.

During the quarter, a net deferred tax liability of $13,203 was recognized as part of the business combination accounting for the OddsJam Acquisition (Note 5). This primarily related to a deferred tax liability on intangible assets, ($14,875) partly offset by a deferred tax asset on losses and other deductible temporary differences ($1,672).

At March 31, 2025 and December 31, 2024, the Group had a deferred tax asset of $298 and $261, respectively related to expected future tax refunds.

At March 31, 2025 deferred tax liability amounted to $15,210, and related to intangible assets acquired as a part of OddsJam ($12,138) and RotoWire ($3,072) acquisitions, respectively.

At December 31, 2024, deferred tax liability amounted to $3,212 and related to intangible assets acquired as a part of RotoWire acquisition.

At December 31, 2024, the Group had unutilized trading losses and other allowances of $59,755, of which $24,861 were not recognized based on management’s performance projections for 2025 – 2030 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,757.

At December 31, 2024, the Group had net unutilized capital allowances of $36,909 related to intangible assets, the balance was recognized in full based on management’s performance projections for 2025 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,615.

19. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

	Three Months Ended March 31,
	2025	2024
	(USD in thousands)
Marketing	30,736	27,256
Data	9,899	1,959
Total revenues	40,635	29,215
The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended March 31,
	2025	2024
North America	20,979	14,816
U.K. and Ireland	11,085	8,920
Other Europe	5,935	3,861
Rest of the world	2,636	1,618
Total revenues	40,635	29,215

The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended March 31,
	2025	2024
Performance marketing	25,731	23,373
Subscription	9,899	1,959
Advertising & other	5,005	3,883
Total revenues	40,635	29,215

During the three months ended March 31, 2025, performance marketing revenue was generated by the following categories: cost per acquisition 38%, revenue share 24% and hybrid 37%, compared to 52%, 15% and 33%, respectively, during the three months ended March 31, 2024.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended March 31,
	2025	2024
Casino	24,576	19,810
Sports	15,384	9,137
Other	675	268
Total revenues	40,635	29,215
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of March 31, 2025	As of December 31, 2024
Contract assets	330	252
Contract liabilities	(5,366)	(2,616)
The contract assets primarily relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.
The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com and OddsJam.com websites, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.
Below is the carrying amount of the Group’s contract liabilities and the movements during the three months ended March 31, 2025 and March 31, 2024:

	Three Months Ended March 31,
	2025	2024
As of January 1	2,616	2,207
Changes due to business combinations (Note 5)	1,502	—
Amounts included in contract liabilities that was recognized as revenue during the period	(7,573)	(1,143)
Cash received in advance of performance during the period	8,821	1,396
As of March 31	5,366	2,460

Customers
For the three months ended March 31, 2025, our top ten customers accounted for 24% of our revenue, and no single customer generated at least 10% of the Group’s total revenue for the period. For the three months ended March 31, 2024, our top ten customers accounted for 43% of our revenue, and no single customer generated at least 10% of the Group’s total revenue for the period.

20. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended March 31,
	2025	2024
People costs	8,333	6,257
External marketing expenses	2,528	1,520
External content	732	1,048
Amortization of acquired intangible assets	2,210	173
Share-based payment expense	397	164
Software and subscriptions	343	220
Other	620	230
Total sales and marketing expenses	15,163	9,612

Technology expenses

	Three Months Ended March 31,
	2025	2024
People costs	2,963	2,455
Amortization of intangible assets	1,169	282
Software and subscriptions	658	275
Share-based payment expense	36	49
Other	367	154
Total technology expenses	5,193	3,215

General and administrative expenses

	Three Months Ended March 31,
	2025	2024
People costs	3,408	2,990
Share-based payment and related expenses	976	624
Legal and consultancy fees	1,488	798
Acquisition related costs	325	807
Insurance	109	109
Short-term leases	39	154
Amortization of right-of-use assets	271	99
Depreciation of property and equipment	126	70
Software and subscriptions	369	294
Other	564	359
Total general and administrative expenses	7,675	6,304

21. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended March 31,
	2025	2024
Foreign exchange gain	3,858	870
Interest income	36	74
Total finance income	3,894	944

Finance expense consists of the following:
Foreign exchange loss	90	151
Unwinding of deferred and contingent consideration	684	253
Interest expense on lease liabilities	74	34
Interest expense on borrowings	2,004	—
Other finance results	122	16
Total finance expenses	2,974	454
Net finance income	920	490
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred and contingent consideration is associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets and the contingent consideration from the OddsJam Acquisition during the three months ended March 31, 2025. The Group expects to incur financial expenses related to the contingent consideration payable amount from the OddsJam Acquisition until March 2027. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, the Group will not incur further expenses related to this transaction.

The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of BonusFinder during the three months ended March 31, 2024. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.

22. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended March 31,
	2025	2024
Net income for the period attributable to shareholders	11,236	7,299
Weighted-average number of ordinary shares, basic	35,572,365	37,088,365
Net income per share attributable to shareholders, basic	0.32	0.20

Net income for the period attributable to shareholders	11,236	7,299
Weighted-average number of ordinary shares, diluted	36,219,725	38,175,047
Net income per share attributable to shareholders, diluted	0.31	0.19

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended March 31,
	2025	2024
Weighted-average number of ordinary shares, basic	35,572,365	37,088,365
Effect of share options	325,280	345,091
Effect of contingently issuable ordinary shares related to business combinations	—	741,591
Unvested ordinary shares	322,080	—
Weighted-average number of ordinary shares, diluted	36,219,725	38,175,047

Options, warrants and RSUs to purchase or acquire 5,980,659 and 6,023,112 ordinary shares were outstanding at March 31, 2025 and 2024, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended March 31, 2025, (i) 4,116,770 (March 31, 2024: 4,840,529) options and (ii) 284,244 (March 31, 2024: 397,512) RSUs were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For disclosures regarding the number of outstanding shares, see Note 11.

23. INCOME TAX (CREDIT) CHARGE

	Three Months Ended March 31,
	2025	2024
Current tax expense	6,466	822
Deferred tax (credit) charge (Note 18)	(6,753)	260
	(287)	1,082
The expected weighted average tax rate of the Group amounted to (3)% and 13% for the three months ended March 31, 2025 and 2024, as follows:

	Three Months Ended March 31,
	2025	2024
Income before tax	10,949	8,381
Expected tax expense	1,398	822
Tax effects of:
Disallowed expenses	(46)	313
Origination and reversal of temporary differences	(1,585)	—
Change in estimates related to prior periods	—	31
Tax incentives	—	(54)
Other	(54)	(30)
	(287)	1,082

During the three months ended March 31, 2025, the Group paid net tax of $753 (March 31, 2024: received a net reimbursement of $214).

24. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended March 31,
	2025	2024
Remuneration to key management and executive directors	1,428	1,350
Non-executive directors’ fees	128	144
	1,556	1,494
The emoluments paid to the directors (executive and non-executive) during the three months ended March 31, 2025 and 2024 amounted to $1,106 and $646, respectively.

The following transactions were incurred with related parties:

	Three Months Ended March 31,
	2025	2024
Expenses
Remuneration expense	906	997
Share-based payments	650	497
	1,556	1,494
As at March 31, 2025 and December 31, 2024, the balance outstanding to key management and non-executive directors was $348 and $1,192, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.
As at March 31, 2025 and December 31, 2024, the following share options, including Founders’ Awards, RSUs and restricted shares were held by related parties:

	As of March 31, 2025	As of December 31, 2024
Share options held by key management, executive directors and non-executive directors	4,671,768	4,671,768
RSUs held by key management and executive directors	222,113	222,113
Restricted shares held by non-executive directors	56,995	56,995

During the three months ended March 31, 2024, the Company granted 14,255 RSUs to key management (see Note 14). There were no similar grants during the three months ended March 31, 2025
25. EVENTS AFTER THE REPORTING PERIOD

Freebets.com Assets Acquisition Deferred Consideration Payment

On April 1, 2025, the Group settled the final deferred consideration payment of $11,176 in relation to the acquisition of the Freebets.com Assets.

Cross-Currency Swap Agreement

Effective April 1, 2025, the Group entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated Term Loan into Euro-denominated borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.

New York Lease Agreement

In April 2025, a subsidiary of the Group signed a long-term lease agreement for an office property in New York, New York. The lease is expected to commence in July 2025 and has a minimum non-cancelable duration of three years, with an option to renew for an additional two or three years.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a fast-growing provider of marketing and sports data services for the global online gambling industry. We help online gambling operators, including for online casino and sports betting, reach high intent audiences and acquire new customers in 19 national markets across more than ten languages through a platform of marketing technologies and premier branded websites including Gambling.com, Bookies.com and Casinos.com. Through our sports data platform and under the OddsJam, OpticOdds and RotoWire brands, we assist consumers and power enterprises to succeed in sports betting and fantasy sports.

We have a workforce of more than 600 employees and operates globally, primarily from offices in the Ireland and the United States. Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.

Marketing

We utilize our proprietary marketing technology platform and portfolio of premier branded websites including Gambling.com, Bookies.com, Casinos.com and Freebets.com, in addition to over 50 local websites to help online gambling operators target high intent audiences and acquire new customers. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We utilize our marketing technology platform, websites, and media partnerships to attract online gamblers through online marketing efforts and refer these online gamblers to operators licensed by gambling regulators. In this way, we provide enterprise marketing services to online gambling operators.

We primarily generate revenue through performance marketing by referring online gamblers from one of our websites to online gambling operators. When these referred online gamblers are converted by the gambling operators into actual paying players, by registering a new account and making a deposit into that account, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, Cost Per Acquisition model (also referred to as CPA), or a combination of both, which is referred to as hybrid. We also generate Advertising and other revenue from arrangement not based on the referred players including advertising and onboarding fees on our websites.

As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models will be offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three performance marketing models. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.

Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.

Data

We utilize our proprietary sports data platform and our RotoWire.com, Oddsjam.com and Opticodds.com brands and websites to assist consumers and power enterprises to succeed in sports betting and fantasy sports. We monetize our brands and websites through consumer and enterprise subscriptions services for premium fantasy sports content and real time sports betting odds analytics.

The foundation of our data services came through the acquisitions of Roto Sports in 2022 and Odds Holdings, Inc. in January 2025, which provided us with complementary recurring subscription revenue independent of our online gambling marketing business. These acquisitions contributed to expanding our total addressable market within the online gambling ecosystem.

Recent Developments
Acquisition of Odds Holdings, Inc.

On January 1, 2025, we completed our acquisition (the “OddsJam Acquisition”) of Odds Holdings, Inc., a Delaware corporation (“Odds Holdings”), the operator of OddsJam.com and OpticOdds.com, pursuant to the Agreement and Plan of Merger dated December 12, 2024 (the “OddsJam Merger Agreement”), by and among the Company, Odyssey Merger Corp., a Delaware corporation and wholly-owned indirect subsidiary of the Company (“Merger Sub”), Odds Holdings, and Shareholder Representative Services LLC, solely in its capacity as representative of the shareholders of Odds Holdings (the “OH Shareholders”). Merger Sub was merged with and into Odds Holdings, with Odds Holdings surviving as our indirect wholly owned subsidiary.

Pursuant to the OddsJam Merger Agreement, we acquired Odds Holdings for an aggregate purchase price equal to (i) $80.0 million, paid at closing on January 1, 2025 (“Closing”) through a combination of (a) $70.0 million in cash, adjusted for working capital and indebtedness, and (b) $10.0 million in the Company’s ordinary shares (“Ordinary Shares”) issued at Closing (the “Closing Share Consideration”), plus (ii) future contingent consideration of up to $80.0 million (the “Earnout Consideration”). The amount of the Earnout Consideration will be based on growth in contribution of the Odds Holdings business during the calendar years of 2025 and 2026, in each case, payable following the end of the applicable measurement period. We may elect, at our sole discretion, to pay up to 50% of such Earnout Consideration in our Ordinary Shares (the “Earnout Share Consideration”), with the remaining portion to be paid in cash.

In connection with the terms of the OddsJam Merger Agreement, we also entered into a registration rights agreement, dated January 1, 2025 (the “OddsJam Registration Rights Agreement”), with certain of the OH Shareholders that provides, among other things, that the Company (a) will no later than 180 days after Closing, subject to certain conditions, file with the U.S. Securities and Exchange Commission a shelf registration statement registering for resale the Ordinary Shares comprising the Closing Share Consideration, to be amended or supplemented to include any Earnout Share Consideration, and (b) grants the OH Shareholders certain customary piggyback rights with respect to registered underwritten offerings. We will pay certain expenses of the parties incurred in connection with the exercise of their rights under the OddsJam Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provides for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

On January 1, 2025, the Borrowers, and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments shall be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the Borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

As of March 31, 2025, the Company has borrowed the full amount of the Term Loan of $75.0 million, and $19.5 million under the Revolving Credit Facility. During the three months ended March 31, 2025, the Company repaid

$23.4 million and borrowed a further $75.0 million under the Term Loan and $19.5 million under the Revolving Credit Facility, such that $70.5 million was available under the Revolving Credit Facility as of March 31, 2025.

Cross-Currency Swap Agreement

On April 1, 2025, the Group entered into a cross-currency swap agreement with Wells Fargo to synthetically convert the existing USD-denominated Term Loan into Euro-denominated borrowings for the duration of the underlying Term Loan drawn under the Wells Fargo Amended and Restated Credit Agreement.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unaudited Results of Operations
The following discussion summarizes our unaudited results of operations for our one reportable segment for the three months ended March 31, 2025 and 2024. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Revenue	40,635	29,215	39%	43%
Cost of sales	(2,246)	(2,233)	1%	4%
Gross profit	38,389	26,982	42%	47%
Sales and marketing expenses	(15,163)	(9,612)	58%	63%
Technology expenses	(5,193)	(3,215)	62%	67%
General and administrative expenses	(7,675)	(6,304)	22%	26%
Movements in credit losses allowance and write-offs	(329)	40	(923)%	(944)%
Operating profit	10,029	7,891	27%	31%
Finance income	3,894	944	313%	325%
Finance expenses	(2,974)	(454)	555%	574%
Income before tax	10,949	8,381	31%	35%
Income tax credit (charge)	287	(1,082)	(127)%	(127)%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Other comprehensive income (loss)
Exchange differences on translating foreign currencies	1,409	(2,594)	(154)%	(156)%
Total comprehensive income for the period attributable to the shareholders	12,645	4,705	169%	177%

Reporting Currency	Constant Currency
Revenue
We generate revenue from marketing and data services.

Marketing

Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.

CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.

Fees generated by each customer during a particular month are typically paid to us within 30-45 days after the invoice date.

Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services. For subscription revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.

Total revenue increased by $11.4 million, or 39%, for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024, due to growth in both casino and sports and across North America, the U.K and Ireland, Other Europe, and Rest of the world, primarily driven by the acquisitions of the Freebets.com Assets and the OddsJam Acquisition. On a constant currency basis, revenue increased $12.3 million, or 43%, for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures About Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated.

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
Marketing	30,736	27,256	13%	76%	93%
Data	9,899	1,959	405%	24%	7%
Total revenues	40,635	29,215	39%	100%	100%
Our revenue disaggregated by market is as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
North America	20,979	14,816	42%	52%	51%
U.K. and Ireland	11,085	8,920	24%	27%	31%
Other Europe	5,935	3,861	54%	15%	13%
Rest of the world	2,636	1,618	63%	6%	5%
Total revenues	40,635	29,215	39%	100%	100%
North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets outside of the United Kingdom and Ireland, including Scandinavia, Germany, the

Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three months ended March 31, 2025 compared to the three months ended March 31, 2024, total revenue grew by 39%. We believe this growth stems from both increased addressable market and increased market share.

Revenue changed across our geographical markets during the three months ended March 31, 2025, compared to the three months ended March 31, 2024 as follows: North America grew by 42% due to a combination of organic growth in marketing revenue from casino and growth in data revenue primarily from the OddsJam Acquisition more than offsetting the decline in marketing revenue from sports, as the comparative period included the launch of sports betting in North Carolina; U.K. and Ireland grew by 24%, Other Europe grew by 54%, and Rest of the world grew by 63% due to a combination of organic growth and contribution from the acquisition of the Freebets.com Assets on April 1, 2024.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
Performance marketing	25,731	23,373	10%	64%	80%
Subscription	9,899	1,959	405%	24%	7%
Advertising & other	5,005	3,883	29%	12%	13%
Total revenues	40,635	29,215	39%	100%	100%

During the three months ended March 31, 2025, performance marketing revenue was generated by the following categories: cost per acquisition 38%, revenue share 24% and hybrid 37%, compared to 52%, 15% and 33%, respectively, during the three months ended March 31, 2024.

The revenue increase for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 was driven by growth across performance marketing, subscription and advertising and other primarily due to the acquisitions of the Freebets.com Assets on April 1, 2024 and the OddsJam Acquisition on January 1, 2025.
Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
Casino	24,576	19,810	24%	60%	68%
Sports	15,384	9,137	68%	38%	31%
Other	675	268	152%	2%	1%
Total revenues	40,635	29,215	39%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The revenue increase for the three months ended March 31, 2025, compared to the three months ended March 31, 2024 was driven by increased Casino revenue, Sports revenue and Other revenue and was due to a combination of organic growth and contribution from the acquisitions of the Freebets.com Assets on April 1, 2024 and the OddsJam Acquisition on January 1, 2025.

Cost of Sales

Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.

Although revenue increased by 39% for the period presented, cost of sales remained relatively consistent at $2.2 million for each of the three months ended March 31, 2025 and 2024 due to a smaller proportion of revenue from media partnerships. For the three months ended March 31, 2025 compared to the three months ended March 31, 2024 a decline in fees to media partners was offset by an increase in cost of sales related to the OddsJam acquisition.
Operating Expenses

Total operating expenses increased by $9.3 million, or 49%, in the three months ended March 31, 2025, compared to the three months ended March 31, 2024. This is mainly due to an increase in people costs and related expenses across sales and marketing, technology and general and administrative functions to support the increase in revenue for the three months ended March 31, 2025 and as a result of the acquisitions of the Freebets.com Assets and the OddsJam Acquisition, as well as increased amortization expense related to the acquisition of the Freebets.com Assets and the OddsJam Acquisition. In constant currency, total operating expenses increased by $9.8 million, or 53%, in the three months ended March 31, 2025, compared to the three months ended March 31, 2024.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
People costs	8,333	6,257	33%	21%	21%
External marketing expenses	2,528	1,520	66%	6%	5%
External content	732	1,048	(30)%	2%	4%
Amortization of acquired intangible assets	2,210	173	1177%	5%	1%
Share-based payment expense	397	164	142%	1%	1%
Software and subscriptions	343	220	56%	1%	1%
Other	620	230	170%	2%	1%
Total sales and marketing expenses	15,163	9,612	58%	38%	34%

People costs include commercial, marketing and content functions. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include other external service providers.

Sales and marketing expenses increased by $5.6 million, or 58%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. On a constant currency basis, sales and marketing expenses increased by $5.8 million, or 63%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. Growth in sales and marketing expenses in the three months ended March 31,

2025 compared to the three months ended March 31, 2024 was primarily due to higher people costs as a result of the acquisitions of the Freebets.com Assets and the OddsJam Acquisition, new hires during the period and year-over-year salary increases, software and subscriptions increased as a result of a increase in SAAS subscriptions, and higher external marketing expenses and amortization of intangible assets increased as a result of the OddsJam Acquisition.
A significant proportion of our sales and marketing expense were denominated in EUR.
Technology Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
People costs	2,963	2,455	21%	7%	8%
Amortization of intangible assets	1,169	282	315%	3%	1%
Software and subscriptions	658	275	139%	2%	1%
Share-based payment expense	36	49	(27)%	—%	—%
Other	367	154	138%	1%	1%
Total technology expenses	5,193	3,215	62%	13%	11%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs and acquired technology. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $2.0 million, or 62%, in the three months ended March 31, 2025, compared to the three months ended March 31, 2024. On a constant currency basis, technology expenses increased $2.1 million, or 67%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. Growth in technology expenses in the three months ended March 31, 2025 compared to the three months ended March 31, 2024 was primarily due to higher people costs as a result of the OddsJam Acquisition, new hires during the periods and year-over-year salary increases, an increase in SAAS subscriptions and higher amortization of intangible assets as a result of the OddsJam Acquisition.
A significant portion of our technology expenses were denominated in EUR.
General and Administrative Expenses

	Three Months Ended March 31,			As a Percentage of Revenue
	2025	2024	Change	2025	2024
	(USD in thousands)
People costs	3,408	2,990	14%	8%	11%
Legal and consultancy fees	1,488	798	86%	4%	3%
Acquisition related costs	325	807	(60)%	1%	3%
Share-based payment and related expenses	976	624	56%	2%	2%
Short-term leases	39	154	(75)%	—%	1%
Insurance	109	109	—%	—%	—%
Amortization of right-of-use assets	271	99	174%	1%	—%
Depreciation of property and equipment	126	70	80%	—%	—%
Software and subscriptions	369	294	26%	1%	1%
Other	564	359	57%	1%	1%
Total general and administrative expenses	7,675	6,304	22%	19%	22%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees, include fees for external auditors, tax, legal, and other advisors.

Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.

General and administrative expenses increased by $1.4 million, or 22%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. On a constant currency basis, general and administrative expenses increased by $1.6 million, or 26%, for the three months ended March 31, 2025, compared to the three months ended March 31, 2024. The increase in general and administrative expenses in the three months ended March 31, 2025 compared to the three months ended March 31, 2024 was primarily due to higher people costs as a result of new hires during the periods, year-over-year salary increases and bonus provision increases and higher legal and consultancy fees due to increased scale and complexity and timing differences.
A significant proportion of our general and administrative expenses were denominated in EUR.
Finance Income and Finance Expense

	Three Months Ended March 31,
	2025	2024
	(USD in thousands)
Foreign exchange gain	3,858	870
Interest income	36	74
Total finance income	3,894	944

Finance expense consists of the following:
Foreign exchange loss	90	151
Unwinding of deferred and contingent consideration	684	253
Interest expense on lease liabilities	74	34
Interest expense on borrowings	2,004	—
Other finance results	122	16
Total finance expenses	2,974	454
Net finance income	920	490
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred and contingent consideration is associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets and the contingent consideration from the OddsJam Acquisition during the three months ended March 31, 2025. We expect to incur financial expenses related to the contingent consideration payable amount from the OddsJam Acquisition until March 2027. The final deferred consideration amount for the acquisition of the Freebets.com Assets was paid in April 2025, and as a result, we will not incur further expenses related to this transaction.

The unwinding of deferred and contingent consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of BonusFinder during the three months ended March 31, 2024. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, we will not incur further expenses related to this transaction.

Interest expense on borrowings for the three months ended March 31, 2025 is attributable to the Wells Fargo Credit Facility and is recognized under the effective interest method.

Taxation
We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $6.5 million and $0.8 million, respectively, for the three months ended March 31, 2025 and 2024. Deferred tax included in the income tax charges amounted to a tax credit of $6.8 million and a tax credit of $0.3 million, respectively, for the three months ended March 31, 2025 and 2024. The charges relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances.
As of March 31, 2025 and December 31, 2024, we had cumulative carried forward tax losses and other deductible allowances of $54.6 million and $59.8 million, respectively. As of March 31, 2025 and December 31, 2024, we had unutilized capital allowances of $33.6 million and $36.9 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Net Income Margin	28%	25%
Net income per share attributable to shareholders, diluted	0.31	0.19	63%	63%
Adjusted net income for the period attributable to shareholders (1)	16,490	9,264	78%	83%
Adjusted net income per share attributable to shareholders, diluted (1)	0.46	0.24	92%	92%
Adjusted EBITDA	15,864	10,159	56%	61%
Adjusted EBITDA Margin	39%	35%
Cash flows generated by operating activities	11,415	8,806
Free Cash Flow	10,277	8,193
(1) Adjusted net income for the period attributable to shareholders and adjusted net income per share attributable to shareholders, diluted presented above for the three months ended March 31, 2024 have been recast as per the changed definition of adjusted net income as discussed below.
Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of Adjusted net income, a non-IFRS financial measure, to net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, fair value movements related to contingent consideration, unwinding of deferred consideration, amortization expenses related to acquired businesses and assets, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, Adjusted net income, a non-IFRS financial measure, was defined as net income attributable to shareholders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted net income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of common shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred and contingent consideration during the three months ended March 31, 2025 is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets and the deferred and contingent consideration for the OddsJam Acquisition. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2025	2024	%	%
Revenue	40,635	29,215	39%	43%
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Net income margin	28%	25%

Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Unwinding of deferred consideration and contingent consideration (1)	684	253	170%	178%
Deferred revenue fair value adjustment (1)	325	—	100%	100%
Share-based payment and related expense (2)	1,409	837	68%	73%
Acquisition related costs (2)	325	807	(60)%	(59)%
Amortization expense related to acquired businesses and assets (2)	2,800	173	1518%	1567%
Tax effect of the adjusting costs (2)	(289)	(105)	175%	183%
Adjusted net income for the period attributable to shareholders	16,490	9,264	78%	83%

(1) There is no tax impact from unwinding of deferred consideration and deferred income fair value adjustment related to acquisition.

(2) Tax effect of adjusting costs is computed based on acquisition related costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period as disclosed in Note 23.

	Reporting Currency			Constant Currency
	Three months ended March 31,		Change	Change
	2025	2024	%	%
Net income per share attributable to shareholders, basic	0.32	0.20	60%	63%
Effect of adjustments for unwinding on deferred, basic	0.02	0.01	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.04	0.02	100%	100%
Effect of adjustments for acquisition related costs, basic	0.01	0.02	(50)%	(50)%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.08	0.00	100%	100%
Effect of tax adjustments, basic	(0.01)	0.00	(100)%	(100)%
Adjusted net income per share attributable to shareholders, basic	0.46	0.25	84%	92%
Net income per share attributable to ordinary shareholders, diluted	0.31	0.19	63%	63%
Adjusted net income per share attributable to shareholders, diluted	0.46	0.24	92%	92%

The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended March 31,
	2025	2024
Weighted-average number of ordinary shares, basic	35,572,365	37,088,365
Weighted-average number of ordinary shares, diluted	36,219,725	38,175,047

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive Income for the period specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands)
Net income for the period attributable to shareholders	11,236	7,299	54%	59%
Add back (deduct):
Interest expenses on borrowings and lease liability	2,078	34	6012%	6197%
Interest income	(36)	(74)	(51)%	(51)%
Income tax charge	(287)	1,082	(127)%	(127)%
Depreciation expense	126	70	80%	85%
Amortization expense	3,650	554	559%	580%
EBITDA	16,767	8,965	87%	93%
Share-based payment and related expense	1,409	837	68%	74%
Deferred revenue fair value adjustment	325	—	100%	100%
Unwinding of deferred consideration and contingent consideration	684	253	170%	179%
Foreign currency translation (gains) losses, net	(3,768)	(719)	424%	441%
Other finance results	122	16	663%	663%
Acquisition related costs (1)	325	807	(60)%	(58)%
Adjusted EBITDA	15,864	10,159	56%	61%
(1)The acquisition costs are related to completed business combinations of the Group.

Adjusted EBITDA increased by 56% to $15.9 million and Adjusted EBITDA Margin increased by 400 basis points for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, driven by growth in revenue and a decrease in costs of sales, partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 61% for the three months ended March 31, 2025.

Below is the Adjusted EBITDA Margin calculation for the periods specified (unaudited):

	Reporting Currency			Constant Currency
	Three Months Ended March 31,		Change	Change
	2025	2024	%	%
	(USD in thousands, except margin)
Revenue	40,635	29,215	39%	43%
Adjusted EBITDA	15,864	10,159	56%	61%
Adjusted EBITDA Margin	39%	35%

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, we changed our definition of Free Cash Flow to exclude from capital expenditures the cash flows related to asset acquisitions, in addition to cash flows related to business combinations. Previously, cash flows related to business combinations but not asset acquisitions were excluded from capital expenditures. We believe that this more appropriately reflects the measurement of Free Cash Flow as it includes capital expenditures related to internal development, ongoing maintenance and acquisition of property and equipment in the ordinary course of business but excludes discretionary acquisitions.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of

Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended March 31,		Change
	2025	2024	$	%
	(USD in thousands)
Cash flows generated by operating activities	11,415	8,806	2,609	30%
Adjustment for items presented in investing activities:
Capital Expenditures (1):
Acquisition of property and equipment	(311)	(72)	(239)	332%
Capitalization of internally developed intangibles	(827)	(541)	(286)	53%
Free Cash Flow	10,277	8,193	2,084	25%
(1) Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above.

Free Cash Flow increased by 25% to $10.3 million for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, primarily driven by increased profitability partly offset by working capital movements primarily related to the timing of tax payments and settlement of acquisition related costs.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income from EUR to USD by translating financial data for the three months ended March 31, 2024 using the same foreign currency exchange rates that we used to translate financial data for the three months ended March 31, 2025.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three months ended March 31, 2025 with the three months ended March 31, 2024. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures About Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form

20-F for the year ended December 31, 2024 for further risks associated with our business which could affect this KPI.

	Three Months Ended March 31,		Change
	2025	2024	%
	(in thousands)
New Depositing Customers	138	107	29%
The 29% increase in NDCs for the three months ended March 31, 2025 compared to the three months ended March 31, 2024 demonstrates the growth in the marketing business, primarily related to casino products. As such, we believe this is a meaningful metric in evaluating our operating performance.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 (“PSLRA”) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

•our ability to manage our continued expansion, including (i) in the United States, both into new states as they launch and in the United States generally, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
•our ability to compete in our industry;
•our expectations regarding our financial performance, including our revenue, costs, EBITDA, and other non-IFRS measures;
•our ability to mitigate and address unanticipated performance problems on our websites or platforms;
•our ability to attract, retain, and maintain good relations with our customers;
•our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
•our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business and our expectations regarding various laws and restrictions that relate to our business;
•our ability to maintain, protect, and enhance our intellectual property;
•the sufficiency of our cash, cash equivalents, and investments to meet our liquidity needs, including to help finance potential acquisitions;
•our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
•our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
•our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
•our ability to successfully defend litigation brought against us;
•our ability to manage the increased expenses associated and compliance demands with being a public company;
•our ability to maintain our foreign private issuer status; and
•our ability to effectively manage our growth and maintain our corporate culture.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of March 31, 2025 and December 31, 2024, our cash deposited with banks was $21.5 million and $13.7 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of March 31, 2025, we had $70.5 million available under the Wells Fargo Amended and Restated Credit Agreement. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Amended and Restated Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers (the “Borrowers”), and the Company, as guarantor, entered into a credit agreement (the “Original Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Original Wells Fargo Credit Agreement provided for a three-year $25 million term loan and a $25 million revolving credit facility that was to mature on March 19, 2027.

Effective January 1, 2025, the Borrowers and the Company entered into an Amended and Restated Credit Agreement (the “Wells Fargo Amended and Restated Credit Agreement”) with Wells Fargo, as lender, which amended the Original Wells Fargo Credit Agreement to increase the term loan commitments to $75 million and add Odds Holdings, Inc., OddsJam, Inc., and OpticOdds, Inc. as guarantors.

On February 28, 2025, the Borrowers and the Company entered into Amendment No. 1 to the Wells Fargo Amended and Restated Credit Agreement (“Amendment No. 1”), which amended the Wells Fargo Amended and Restated Credit Agreement for the following: (x) the credit facility increased from $100 million to $165 million, consisting of a revolving credit facility of $90 million (the “Revolving Credit Facility”) and a term loan of $75 million (the “Term Loan” and, together with the Revolving Credit Facility, the “Wells Fargo Credit Facility”), (y) the Wells Fargo Credit Facility was syndicated across multiple lenders and (z) the maturity date of the Wells Fargo Credit Facility was extended to February 28, 2028. Amendment No. 1 also modified certain other terms and definitions, including raising the uncommitted incremental facilities cap from $10 million to $50 million. References to the “Wells Fargo Amended and Restated Credit Agreement” herein also include Amendment No. 1 unless the context indicates otherwise.

Wells Fargo Securities, LLC, Axos Bank, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, acted as joint lenders arrangers in connection with Amendment No. 1. Wells Fargo, Axos Bank, First-Citizens Bank and Trust Company, Citibank, N.A., Texas Capital Bank, and Comerica Bank are lenders under the Wells Fargo Credit Facility.

The proceeds from the Wells Fargo Credit Facility are expected to be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

The Borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, or (3) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin.

The Term Loan requires minimum annual repayment, beginning July 1, 2025, equal to 15% of the borrowed principal amount. Such installment payments will be paid on a quarterly basis. The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. Any outstanding principal balance under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The Borrowers are also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Amended and Restated Credit Agreement are secured by substantially all of the assets of the Company and the wholly owned subsidiaries that are borrowers under the Wells Fargo Amended and Restated Credit Agreement.

The Wells Fargo Amended and Restated Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Amended and Restated Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Amended and Restated Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Amended and Restated Credit Agreement.

As of March 31, 2025, the full amount of the Term Loan of $75,000 was borrowed, together with $19,500 under the Revolving Credit Facility, such that $70,500 was available under the Revolving Credit Facility as of March 31, 2025.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables, trade and other payables, deferred income, deferred consideration amounts payable in relation to the acquisition of the Freebet.com Assets and the OddsJam Acquisition, and the current portion of the Wells Fargo Amended and Restated Credit Facility. As of March 31, 2025, we had working capital of $2.6 million compared to working capital of $5.2 million as of December 31, 2024. The change in working capital is primarily due to the cash inflow from the proceeds from the Wells Fargo Amended and Restated Credit Agreement, mainly offset by cash outflow for the repayment of interest and borrowings, the initial payment for the OddsJam Acquisition and payment of income tax. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.

Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Three Months Ended March 31,		Change
	2025	2024	2025 vs 2024
	(USD in thousands)
Cash flows generated by operating activities	11,415	8,806	30%
Cash flows used in investing activities	(68,357)	(4,989)	1270%
Cash flows generated from (used in) financing activities	64,034	(3,662)	(1849)%
Net movement in cash and cash equivalents	7,092	155	4475%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities of $11.4 million for the three months ended March 31, 2025 were the result of net income before tax of $10.9 million, income tax paid of $0.8 million, working capital changes of $3.4 million and non-cash add backs related to depreciation and amortization of $3.8 million, movements in credit loss allowance and write-off of $0.3 million and share-based payment expense of $1.4 million.

Cash flows generated by operating activities of $8.8 million for the three months ended March 31, 2024 were the result of net income before tax of $8.4 million, net finance income of $0.5 million, an income tax reimbursement of $0.2 million, working capital changes of $0.7 million and non-cash add backs related to depreciation and amortization of $0.6 million and share-based payment expense of $0.8 million.

Cash Flows Used in Investing Activities

Cash flows used in investing activities of $68.4 million for the three months ended March 31, 2025 were the result of the OddsJam Acquisition, net of cash acquired of $67.0 million, a payment of deferred consideration in relation to the RotoWire acquisition of $0.0 million, acquisition of property and equipment of $0.3 million and the capitalized software development costs of $0.8 million.

Cash flows used in investing activities of $5.0 million for the three months ended March 31, 2024 were the result of a payment of $4.5 million in relation to the RotoWire acquisition, acquisition of property and equipment of $0.1 million and capitalized software development costs of $0.5 million. These were partially netted off by the interest received from bank deposits of $0.1 million.

Cash Flows Generated from (Used in) Financing Activities

Cash flows generated from financing activities of $64.0 million for the three months ended March 31, 2025 were the net result of the proceeds from the Wells Fargo Amended and Restated Credit Agreement of $94.5 million, financial instruments issuance costs of $5.7 million, repayment of borrowings of $23.4 million, interest paid on borrowings of $1.7 million, and rent payments, including principal and implied interest, for long-term leases of $0.3 million.

Cash flows used in financing activities of $3.7 million for the three months ended March 31, 2024 were the net result of the proceeds from exercised share options of $0.1 million, repurchases of ordinary shares of $3.1 million, interest payments related to deferred consideration of $0.6 million and rent payments, including principal and implied interest, for long-term leases of $0.1 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2024.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the three months ended March 31, 2025 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

We are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.

We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. Historically, we have not enter into any derivative financial instruments to manage our exposure to foreign currency risk. Effective April 1, 2025, certain subsidiaries of the Group entered into a cross-currency swap agreement with Wells Fargo to synthetically convert its existing USD-denominated borrowings into Euro-denominated borrowings for the duration of the underlying Wells Fargo Amended and Restated Credit Agreement.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of March 31, 2025 and December 31, 2024 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see increased inflation and interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3–Risk Management” to the 2024 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.

Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the three months ended March 31, 2025 and 2024. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase in Net Income Before Tax:	USD	GBP
	(in thousands)
March 31, 2025	9,116	621
March 31, 2024	1,491	194
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of March 31, 2025 arises from non-current borrowings at variable rates. The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from its ongoing operations.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of March 31, 2025 (in thousands of USD).

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	11,176	1,741	—	12,917
Contingent consideration	—	17,259	8,895	26,154
Borrowings and interest(1)	17,772	16,939	76,491	111,202
Lease liability	1,278	1,167	3,318	5,763
Trade and other payables	4,533	—	—	4,533
	34,759	37,106	88,704	160,569
(1) The amounts above include contractual interest obligations for floating rate borrowings as at March 31, 2025 based on the amortization schedule for such borrowings and the interest rate as at March 31, 2025.

Capital Risk
Our capital structure is comprised entirely of shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.

We fund our expenditures on commitments from existing cash and cash equivalent balances.

Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In May 2022, a repurchase program of up to 30 million of the Company’s ordinary shares was authorized at the Company’s general meeting of shareholders. The authorization of the program will expire May 18, 2027, unless renewed or revoked by the Company. In November 2022, the Company’s board of directors approved the repurchase up to $10.0 million of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In each of May 2024, August 2024 and November 2024, the Company’s board of directors approved additional repurchases under the program of $10.0 million of the Company ordinary shares for a total of $40.0 million since inception. As of March 31, 2025, $10.0 million was available under the repurchase program.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

No ordinary shares were repurchased during the three months ended March 31, 2025.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: May 15, 2025	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer